May 5, 2008

Donna Levy, Esq.
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effective Date for China Marine Food Group Limited, Amendment No. 4 to Form S-1/A, File No. 333-148073

Dear Ms. Levy:

The purpose of this letter is to request the acceleration of the effective date of the above referenced filing for China Marine Food Group Limited (the "Company"), a Nevada corporation.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As such, we request that the above referenced filing become effective on Thursday, May 8, 2008 at 9:00 AM EST.

Sincerely,

CHINA MARINE FOOD GROUP LIMITED

By:	/s/ Pengfei Liu
Pengfei Liu, CEO